Filed Pursuant to Rule 433

Registration No. 333-168938

SUMMARY OF FINAL TERMS

December 6, 2012

$67,500,000

SEASPAN CORPORATION

7.95% SERIES D CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

This summary pricing sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated December 5, 2012, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Except as set forth on the immediately preceding sentence, this summary pricing sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer	Seaspan Corporation

Securities Offered	7.95% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series D Preferred Shares”).

Trade Date	December 6, 2012.

Settlement Date	December 13, 2012 (DTC).

Offering Size	2,700,000 Series D Preferred Shares ($67,500,000.00 aggregate liquidation preference).

Option to Purchase Additional Shares	The underwriters may also purchase an additional 405,000 Series D Preferred Shares at the Public Offering Price within 30 days of the date of the prospectus supplement.

Maturity	Perpetual.

Conversion; Exchange and Preemptive Rights	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights.

Dividend Payment Dates	Quarterly on January 30, April 30, July 30 and October 30, commencing January 30, 2013 (each, a “Dividend Payment Date”).

Dividends	Shall accrue and be cumulative from the date the Series D Preferred Shares are originally issued and shall be payable on each Dividend Payment Date, when, as and if declared by the Issuer’s board of directors.

Dividend Rate	7.95% per annum per $25.00 of liquidation preference per share (equal to $1.9875 per share per annum).

Optional Redemption	At the option of the Issuer anytime on or after January 30, 2018, in whole or in part, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption.

Issue Price	$25.00 per share.

Day Count	30/360.

Net Proceeds to the Issuer (before expenses)	$65,373,750.00.

SUMMARY OF FINAL TERMS

December 6, 2012

$67,500,000

SEASPAN CORPORATION

7.95% SERIES D CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

Ratings	The Series D Preferred Shares will not be rated by any nationally recognized statistical rating organization.

Listing	The Issuer intends to file an application to list the Series D Preferred Shares on the New York Stock Exchange.

CUSIP/ISIN	175638 208 / MHY75682088.

Joint Book-Running Managers	Jefferies & Company, Inc., Incapital LLC and Credit Suisse Securities (USA) LLC.

Sole Structuring Agent	Incapital LLC.

Additional Information	The discussion in the Preliminary Prospectus Supplement under “Summary–Recent Developments–Proposed Amended and Restated Employment Agreement with CEO Gerry Wang” describes anticipated grants of SARs to Mr. Wang. The aggregate number of shares of our Class A common stock subject to SARs to be granted to Mr. Wang is contemplated to be up to 5.8 million, with the SARs divided into three tranches ranging in size from approximately 1.9 million to 2.0 million shares and with exercise prices of $21.50, $24.00 and $26.50 per share, respectively.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series D Preferred Shares and is not soliciting an offer to buy the Series D Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Incapital LLC, Attn: DCM Prospectus Department, 200 S. Wacker Drive, Suite 3700, Chicago, Il 60606, 312-379-3700, email: prospectus_requests@incapital.com, Jefferies & Company, Inc., 520 Madison Ave, 12th Floor, New York, NY 10022, 877-547-6340, email: Prospectus_Department@Jefferies.com, or Credit Suisse Securities (USA) LLC, One Madison Avenue, Floor 1B, New York, NY 10010, 1-800-221-1037, email: newyork.prospectus@credit-suisse.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.